EXHIBIT 99.1

POET Technologies Announces Intention to Amend Warrant Terms

TORONTO, March 22, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, announced today, that it intends to amend the terms of 563,317 common share purchase warrants of the Corporation (the "Warrants") that were issued pursuant to a private placement that closed on December 2, 2022 (the "Private Placement"). Each Warrant is currently exercisable by the holder thereof to acquire one common share of the Corporation (each, a "Common Share") at an exercise price of C$4.95 (US$3.61) per Common Share until December 2, 2025. The purpose of the proposed amendments (collectively, the "Amendments") is to (i) reduce the exercise price of the Warrants from C$4.95 (US$3.61) to C$1.80 (US$1.33) per Common Share, and (ii) add an Acceleration Clause (as defined herein) to comply with the requirements of the TSX Venture Exchange (the "Exchange").

Warrantholder Approval

In accordance with the terms of the Warrants and the policies of the Exchange, the Corporation must obtain the consent of all holders of Warrants in order to give effect to the Amendments. Therefore, in order to give effect to the Amendments, the Corporation will be promptly seeking the written consent of all holders of Warrants to such Amendments.

Upon the Amendments becoming effective, each Warrant will be exercisable until 5:00 p.m. (Toronto time) on December 2, 2025, at an exercise price of C$1.80 (US$1.33) per Common Share. The Corporation will provide a further announcement when the consent process is complete and the Amendments have become effective.

In addition, as required by the policies of the Exchange, an acceleration clause will be added to the Warrants such that, if for any 10 consecutive trading days during the unexpired term of the Warrants, the closing price of the Common Shares on the Exchange is equal to or greater than C$2.16, the expiry date will be accelerated to 30 calendar days (the "Acceleration Clause"). The Corporation will announce any such accelerated expiry date of the Warrants by news release. All other terms and conditions of the Warrants remain the same. The amended warrant terms remain subject to the final acceptance of the Exchange.

About POET Technologies Inc.

POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET's Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may be deemed "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) (collectively, the "forward-looking statements"). These forward‐looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to the timing and ability of the Corporation to obtain the requisite consent of warrantholders, the timing and ability of the Corporation to obtain the acceptance of the TSX Venture Exchange, management's expectations regarding the success of the Corporation's products (including the photonic modules for AI and related markets), the timing and ability of the Corporation to successfully complete of its development and production efforts (if at all), the capabilities of its operations, the ability of the Corporation to generate revenue from operations (or expand such revenue) (if at all), the focus of the Corporation's operations and future production, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, industry and general economic conditions as well as other considerations that are believed to be appropriate in the circumstances. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation, and its business.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning the Corporation, see the public disclosure of the Corporation, including the annual report Form 20-F for the year ended December 31, 2022 and most recent management's discussion and analysis, which is available electronically under the Corporation's issuer profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). The forward‐looking statements set forth herein concerning the Corporation reflect management's expectations as at the date of this news release and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. 120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075